# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Array Technologies Inc, CIK 0001820721
CUSIP: 04271T100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3901 Midway Place NE, Albuquerque, New Mexico (NM), 87109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-24-000821
Filed by CIK 0001352662

## Reporting persons
- Grantham, Mayo, Van Otterloo & Co. LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 11,158,312; shared voting power 0; sole dispositive power 11,158,312; shared dispositive power 0; aggregate amount beneficially owned 11,158,312 (7.34% of the class)

## Item 1. Issuer
Name of issuer: Array Technologies Inc
Address of issuer's principal executive offices: 3901 Midway Place NE, Albuquerque, NM, 87109

## Item 2. Person Filing
Name of person filing: Grantham, Mayo, Van Otterloo & Co. LLC
Address of principal business office or, if none, residence: 53 State Street, Suite 3300, Boston, MA, 02109
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11158312
Percent of class: 7.34
Sole power to vote or to direct the vote: 11158312
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11158312
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Grantham, Mayo, Van Otterloo & Co. LLC: Gregory L. Pottle, Chief Compliance Officer (02/12/2025)